EXHIBIT 12.1

ONEOK, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Nine months ended September 30,
(Unaudited)	2005		2004
	(Thousands of dollars)
Fixed Charges, as defined
Interest on long-term debt	$78,707		$57,226
Other interest	10,416		2,041
Amortization of debt discount and expense	2,559		2,785
Interest on lease agreements	15,585		16,230

Total Fixed Charges	107,267		78,282

Earnings before income taxes and undistributed income from equity investees	286,893		214,346

Earnings available for fixed charges	$394,160		$292,628

Ratio of earnings to fixed charges	3.67	x	3.74	x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.